UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Winmark Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

974250 10 2
(CUSIP Number)

Ronald G. Olson 1630 North Ridge Drive Wayzata, MN 55391 951-476-6509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974250 10 2

1	names of reporting persons
Ronald G. Olson
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]

3	sec use only

4	source of funds (see instructions)
N/A

5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6	citizenship or place of organization
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
774,836
	8	shared voting power
1,500
	9	sole dispositive power
774,836
	10	shared dispositive power
1,500
11	aggregate amount beneficially owned by each reporting person
776,336
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) [ ]
13	percent of class represented by amount in row (11)
14.8%
14	type of reporting person (see instructions)
IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Winmark Corporation, a Minnesota corporation (the “Company”).  The address of the Company’s principal executive office is 605 Highway 169 N, Suite 400, Minneapolis, Minnesota 55441.

Item 2.	Identity and Background.

This statement is being filed by Ronald G. Olson, referred to herein as the “Reporting Person.”

(a)           Name:  Ronald G. Olson (“Reporting Person”).

(b)	Residence or business address: 1630 North Ridge Drive, Wayzata, MN 55391.

(c)	Principal occupation: Investor

(d)	Criminal proceedings. None

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Person beneficially owns the amount of Common Stock set forth below.  The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,231,953 shares of Common Stock outstanding), represented by the shares of Common Stock beneficially owned by the Reporting Person.

Percentage of
Shares of Common Stock	Outstanding Common Stock
776,336	14.8%

(b)           The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c)           Since the most recent filing on Schedule 13D, the following sales were made by the Reporting Person in open market transactions:

Date	Shares	Price
4/17/2009	3,531	$13.10
5/07/2009	200	13.16
5/07/2009	100	12.94
5/07/2009	100	12.93
5/07/2009	1,499	12.75
5/07/2009	2,000	12.68
5/07/2009	100	12.63
5/07/2009	6,001	12.50
6/17/2009	3,000	16.49
7/27/2009	5,000	18.05
9/2/2009	5,000	20.803
9/2/2009	100	20.85
9/3/2009	3,400	20.85
10/12/2009	2,600	21.50
10/12/2009	300	21.52
10/12/2009	100	21.51
10/14/2009	3,000	21.30

(d)           On August 30, 2009, the Reporting Person’s daughter reached the terms of majority, as defined in a trust agreement, which trust owned 31,800 shares of the Company Common Stock.  Pursuant to the terms of the trust agreement, all assets held in such trust, including the 31,800 shares of the Company’s common stock, were distributed to the Reporting Person’s daughter.  The Reporting Person’s wife ceased being the trustee of their daughter’s trust and ceased having sole voting and dispositive power over all such shares.

(e)           The Reporting Person’s wife owns 1,500 shares of the Company’s Common Stock and has sole voting and dispositive power over such shares.

(f)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 5, 2009

/s/ Ronald G. Olson
Ronald G. Olson